WINDSTREAM HOLDINGS, INC.
4001 Rodney Parham Road
Little Rock, Arkansas 72212

January 13, 2017

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Windstream Holdings, Inc. (the “Company”) Registration Statement on Form S-4 File No. 333-214992

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 P.M. Eastern Time on Tuesday, January 17, 2017, or as soon thereafter as is practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Robert B. Pincus of Skadden, Arps, Slate, Meagher & Flom LLP at (302) 651-3090, or in his absence, Kristi Moody of the Company at (501) 748-5890.

Very truly yours,
WINDSTREAM HOLDINGS, INC.

By: /s/ Kristi Moody
Name: Kristi Moody
Title: Senior Vice President and Corporate Secretary

cc:      Robert B. Pincus, Skadden, Arps, Slate, Meagher & Flom LLP